December 13, 2005

Via Facsimile - (202) 772-9203 and EDGAR transmission

Ms. Abby Adams

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0303

Re:	The Gap, Inc.
Schedule TO-I
Filed November 23, 2005

Dear Ms. Adams:

On behalf of The Gap, Inc. (the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated December 6, 2005. In addition to the modification made in response to the Staff’s comments, the amendment to Schedule TO-I incorporates updated financial information pursuant to the Form 10-Q filed by the Company on December 2, 2005 and further reflects that an eligible employee terminated employment since the commencement of the tender offer and therefore that individual’s options are no longer eligible for the tender offer.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes requested by the Staff.

Schedule TO

1.	Please provide us your analysis regarding why the pro forma financial information in Item 10(b) of Schedule TO is not applicable.

Using an assumed $17 market value on the offer expiration date (the assumption was based on the approximate market value when the estimate was prepared), the Company has estimated the incremental expense in fiscal year 2005 to be slightly over five one-hundredth’s of a percent (.05%) of year-to-date gross sales (as of the end of the Company’s third fiscal quarter). The Company has determined that this incremental expense will not have a material impact on

Ms. Abby Adams

December 13, 2005

any of the financial information contained in the Offer to Exchange and therefore that pro forma financial information is not required by the Rules.

Offer to Purchase

Cover Page

2.	You state, “You should not assume that the information provided in this offer to exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer.” Please revise this language to clarify your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule and disseminate notice of any material change in the information previously disclosed. Also eliminate the disclaimer that the “summaries are qualified in their entirety by reference to the documents and information to which they relate” and confirm, if true, that you have disclosed all material information in the document or revise the document accordingly.

The Company respectfully advises that it has revised the Offer to Exchange to confirm the Company’s obligation to amend the Schedule TO and disseminate notice of any material change in the information previously disclosed. In addition, the Company respectfully advises that all material information has been included in the Offer to Exchange and that the disclaimer that the “summaries are qualified in their entirety by reference to the documents and information to which they relate” has been deleted from the Offer to Exchange.

Summary Term Sheet and Q&A

Terms Used in this Offer. page 3

3.	Confirm that you will avoid the use of defined terms such as the page of definitions on page 3 in all future filings.

The Company respectfully advises that it understands the Staff’s concern with the use of defined terms. The Company’s belief is that defining certain terms makes the Offer to Exchange more understandable for the eligible employees. Further, we respectfully note that terms are often explained where they occur in the document, but we felt that an additional “key” to such terms would be useful to eligible employees. We confirm that in the future the Company will

Ms. Abby Adams

December 13, 2005

endeavor to avoid the use of defined terms in future filings, except in cases where the use of such terms is necessary for understandability.

Why is Gap Inc. making this offer?, page 5

4.	Tell us whether The Gap is also making this offer to avoid adverse tax or accounting consequences to the company in light of the new regulations. If so, it appears you should highlight this information in the summary and revise an appropriate section of the document to provide a more complete description of the effect of the offer and the consequences if the offer is not completed.

The Company respectfully advises the Staff that this offer is not being made to avoid adverse tax or accounting consequences to the Company resulting from the new regulations. This offer is being made only to allow eligible employees to avoid unanticipated and unintended adverse tax consequences caused by the new regulations.

What will I receive in exchange for my tendered options? page 6

5.	Please provide us your detailed analysis regarding why it is appropriate to determine treatment of tendered options based on the market price of your common stock on the date the offer expires.

The structure of Option Exchange Consideration was designed solely for compensatory reasons in an effort to allow eligible employees to avoid unanticipated and unintended adverse tax consequences caused by the new regulations and, to the extent possible, to recreate the economics of the original grant.

Category 2 options were granted at a discount on dates when the market value of the Company’s common stock was greater than the market value on the offer expiration date, but with an exercise price that is less than the market value on the offer expiration date. To eliminate the unanticipated and unintended tax consequences while duplicating the economics of these grants, Gap Inc. decided to grant new options with exercise prices equal to the market value on the offer expiration date and to pay the participating eligible employees for the lost discount. This makes each participating eligible employee whole for his or her lost discount and preserves the compensatory purpose of the options.

Category 3 options were granted at a discount on dates when the market value was greater than the market value on the offer expiration date and with exercise prices that were also equal to or greater than the market value on the offer expiration date. The adverse tax

Ms. Abby Adams

December 13, 2005

consequences can be avoided and the economics of these grants duplicated by simply canceling the grants and reissuing them on the same terms.

For the reference of the Staff, Category 1 options were granted at a discount on dates when the market value of the Company’s common stock was less than the market value on the offer expiration date and with exercise prices that were less than the market value on the offer expiration date. The adverse tax consequences can be avoided and the economics of these grants duplicated by canceling the options and reissuing them with exercise prices equal to the market value on the original grant date and paying the participating eligible employee for the lost discount.

This course of action is contemplated in the proposed regulations covering IRC 409A issued by the IRS.

When will I receive my new options and cash payments? page 7

6.	Provide us your detailed analysis regarding how Gap’s payment of cash in the future according to the vesting schedule of exchanged options and contingent upon continued employment with the company satisfies the prompt payment and all holders requirements of Rules 13e-4(f)(5) and (Q(8)(ii).

We respectfully advise the Staff that structuring the cash payments according to the vesting schedule of the tendered options was done for compensatory reasons in a manner that complies with Rule 13e-4(f)(5). The Company’s compensation policy includes, among other things, retention components which the vesting schedule is intended to address. Employee stock options, including the options subject to the Offer to Exchange, are subject to a vesting schedule to ensure that they have a retention effect by requiring that eligible employees remain employed in order to realize value from the options. If the cash payments were not subject to the same vesting schedule, then eligible employees would receive a compensation windfall that would undermine the compensatory and retention design of the stock options and this Offer to Exchange.

Further, the approach outlined in the Offer to Exchange is consistent with the approach followed in an issuer tender offer by Martha Stewart Living Omnimedia, as described in a no-action letter issued on November 7, 2003. In the Martha Stewart situation, tendering employees were given a letter stating that they had a right to a cash payment in exchange for their tendered options, so long as the employee remained employed though June 30, 2004 (over six months after the filing of the Schedule TO). In such case, the tendering employees were given, within

Ms. Abby Adams

December 13, 2005

three (3) days of the expiration of the tender offer, a letter evidencing their contractual right to receive future payment.

In the Gap Inc. tender, the payment procedures have been fully disclosed to eligible employees and therefore we respectfully submit that the payment process is not a fraudulent, deceptive, or manipulative act. The Company also respectfully submits that it does not believe that the payment schedules as disclosed in the Offer to Exchange violates the prompt payment rule because of the disclosure of the payment procedures, the prompt provision of a “Promise to Make Cash Payment” evidencing the right of the participants to the payment, and the compensatory reasons for imposing a vesting schedule.

Further, the Company respectfully advises the Staff that it believes that the conditions set for in the Commission’s March 1, 2001 Exemptive Letter regarding Issuer Exchange Offers Conducted for Compensatory Purposes Rules 13e-4(f)(8)(i) have all been satisfied. The exemptive order specifies that Rule 13e-4(f)(8)(i) will not apply to issuer tender offers that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance with each condition is detailed in italics):

1. the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

Gap Inc. is eligible to use Form S-8, all options subject to the exchange offer were issued under the Company’s 1996 Stock Option and Award Plan and the Company’s 2002 Stock Option Plan, both of which are employee benefit plans as defined in Rule 405 under the Securities Act, and all securities offered in the exchange offer will be granted pursuant to the Company’s 1996 Stock Option and Award Plan.

2. the exchange offer is conducted for compensatory purposes;

As detailed in the Offer to Exchange, the offer is being conducted for compensatory reasons.

Ms. Abby Adams

December 13, 2005

3. the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

We respectfully advise the Staff that the Offer to Exchange contains a disclosure of the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer

4. except as exempted in this order, the issuer complies with Rule 13e-4.

We respectfully advise the Staff that the Offer to Exchange complies with Rule 13e-4, except as exempted in the exemptive order.

Are there any tax consequences to my participation in the offer?, page 9

7.	You tell option holders that they should consult with The Ayco Co. “through the AnswerLine . . .or through [their] Ayco financial advisor for assistance on how this may affect [their] individual [tax] situation” and for other advice. Tell us your relationship to The Ayco Co., their role, and whether they have consented to be named in the document for this purpose.

The Company respectfully advises the Staff that the Company has retained The Ayco Co. for several years as a benefit to certain of the Company’s employees (including all employees eligible for the Offer to Exchange) to provide comprehensive independent financial advice. The Company further respectfully advises the Staff that The Ayco Co. consented to be named in the Offer to Exchange for this purpose.

Conditions of the offer, page 27

8.	We note the language in the closing paragraph about your ability to exercise your rights. Confirm that if a condition is triggered and you continue with the offer anyway, you will disseminate notice of the waived condition. Also confirm that, if the condition is material, you will extend the offer if necessary so that five business days remain in the offer once the notice of waiver has been disseminated.

In response to the Staff’s comment, the Company respectfully confirms that if a condition is triggered and the Company continues with the offer that it will disseminate notice of the waived condition. The Company further respectfully confirms that if such condition is material that it will extend the offer if necessary so that five business days remain in the offer once the notice of waiver has been disseminated

Ms. Abby Adams

December 13, 2005

Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, December 22, 2005. We therefore respectfully request that if the Staff has any additional questions or comments, it direct them to us as quickly as possible. Please direct such questions to either me or my colleague, David Thomas. I can be reached at (650) 565-3603 and David can be reached at (650) 843-0373.

Sincerely,

/s/ JOHN E. AGUIRRE
John E. Aguirre
Wilson Sonsini Goodrich & Rosati

cc:	The Gap, Inc.

Lauri M. Shanahan

Frank Garcia

Ken Kennedy

Tom Lima

Orrick, Herrington & Sutcliffe LLP

Brett Cooper

Wilson Sonsini Goodrich & Rosati

David Thomas

Michelle Wallin

Via Facsimile - (202) 772-9203 and EDGAR transmission

Abby Adams

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0303

Re:	The Gap, Inc.
Schedule TO-I
Filed November 23, 2005

Dear Ms. Adams:

As referenced in a letter dated of even date herewith from John E. Aguirre of Wilson Sonsini Goodrich & Rosati, this letter confirms Gap Inc.’s understanding that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

The Gap, Inc.

/s/ LAURI M. SHANAHAN
Lauri M. Shanahan
Executive Vice President, General Counsel and Chief Compliance Officer